AP
3/12




14030061

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WALL STREET CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9909 CLAYTON RD
(No. and Street)

ST LOUIS	MO	63124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHARLES NEMEC 636-227-5704
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLT & PATTERSON, LLC.
(Name – *if individual, state last, first, middle name*)

260 CHESTERFIELD INDUSTRIAL BLVD	CHESTERFIELD,	MO	63005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/7/14

OATH OR AFFIRMATION

I, CHARLES NEMEC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WALL STREET CAPITAL COROPORATION, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


SALLY A. NOLAN
Notary Public - Notary Seal
State of Missouri
Commissioned for St. Louis County
My Commission Expires: June 03, 2016
Commission Number: 12381689

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ CASH FLOW
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALL STREET CAPITAL CORPORATION

Audited Financial Statements
For the Years Ended
December 31, 2013 and 2012


HOLT and
PATTERSON
LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

WALL STREET CAPITAL CORPORATION

Audited Financial Statements
For the Years Ended
December 31, 2013 and 2012

Table of Contents


HOLT &
PATTERSON,
LLC

CERTIFIED
PUBLIC
ACCOUNTANTS

Independent Auditors' Report

Board of Directors and Stockholders
Wall Street Capital Corporation
St. Louis, MO

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Wall Street Capital Corporation (the Company) as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Security Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

250 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wall Street Capital Corporation as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements take as a whole. The information contained in the supplemental information located on pages 10-15 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Holt & Patterson, LLC
February 25, 2014

WALL STREET CAPITAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31, 2013 and 2012

ASSETS

	2013	2012
CURRENT ASSETS		
Cash and Cash Equivalents	$ 6,189	$ 7,604
TOTAL CURRENT ASSETS	6,189	7,604
FIXED ASSETS		
Furniture and Fixtures	1,390	1,390
Equipment	5,850	5,850
Improvements	850	850
Accumulated Depreciation	(8,090)	(8,090)
NET FIXED ASSETS	-	-
TOTAL ASSETS	$ 6,189	$ 7,604

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
CURRENT LIABILITIES	$ -	$ 200
Due to Stockholder		
TOTAL CURRENT LIABILITIES	-	200
STOCKHOLDERS' EQUITY		
Common Stock, par value $1 per share		
Authorized- 30,000 shares	1,000	1,000
Issued and Outstanding- 1,000 shares		
Additional Paid-in Capital	10,004	7,369
Retained Earnings	(4,815)	(965)
TOTAL STOCKHOLDERS' EQUITY	6,189	7,404
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 6,189	$ 7,604

WALL STREET CAPITAL CORPORATION
STATEMENT OF INCOME
For the Years Ended December 31, 2013 and 2012

	2013	%	2012	%
INCOME				
Commission and Fee Income	$ -	-	$ 760	100
TOTAL INCOME	-	-	760	100
OPERATING EXPENSES				
Dues and Subscriptions	1,445	-	345	45.4
Legal and Professional Fees	2,405	-	2,810	369.7
Office Expense	-	-	1	0.1
TOTAL OPERATING EXPENSES	3,850	-	3,156	415.3
NET LOSS	$ (3,850)	-	$ (2,396)	(315.3)

WALL STREET CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2013 and 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 1,000	$ 7,369	$ (965)	$ 7,404
Net Loss	-	-	(3,850)	(3,850)
Contributed Capital	-	2,635	0	2,635
BALANCE, END OF YEAR	$1,000	$10,004	$ (4,815)	$ 6,189

WALL STREET CAPITAL CORPORATION
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (3,850)	$ (2,396)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Decrease in Due from Shareholder	(200)	-
Total Adjustments	(200)	-
NET CASH USED IN OPERATING ACTIVITIES	(4,050)	(2,396)
CASH FLOWS FROM INVESTING ACTIVITIES:		
	-	-
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Advances from Stockholder	2,635	2,401
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,635	2,401
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,415)	5
CASH AND CASH EQUIVALENTS, beginning of year	7,604	7,599
CASH AND CASH EQUIVALENTS, end of year	$ 6,189	$ 7,604

WALL STREET CAPITAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Wall Street Capital Corporation (the Company), is a broker-dealer incorporated in the state of Missouri. The Company is registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and the Securities Investor Protection Corporation (SIPC).

Nature of Operations

The Company, which is an introducing broker, clears its customer transactions through other broker-dealers, on a fully disclosed basis, and offers investment products on an application-way or subscription basis. The Company's customers are located principally in the St. Louis, Missouri area. The Company's operations consist primarily of trailing commissions from sales of mutual fund shares and related minor administrative expenses.

Accounting Method

The accrual method for accounting is utilized by recognizing income when earned and expenses when incurred. For income tax purposes, the Company reports under the accrual basis of accounting.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with an original maturity of six months or less to be cash equivalents. The Company maintains cash and cash equivalents at two financial institutions. Deposits at these institutions are insured by the Federal Deposit Insurance Corporation and by the National Credit Union Administration up to $250,000.

Property and Equipment

Property and equipment are carried at cost; less accumulated depreciation computed using the methods as allowed under the tax laws in existence at the time the asset is placed in service. Expenditures for maintenance and repairs are charged to expense as incurred. Property and equipment totaling $8,090 is fully depreciated as of December 31, 2013 and 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

The Company receives commissions from the sale of investment company shares (mutual funds). Revenue from commissions is recognized in the month earned. Trailing commissions are recognized when received.

The Company has elected to use the reserve method in accounting for bad debts. Under this method, all uncollectible accounts are charged to the allowance account and the bad debt expense is determined by adjusting the balance in the allowance account to a reserve considered reasonable by management. No allowance for doubtful accounts was considered necessary at December 31, 2013 and 2012. The bad debt expense balance at December 31, 2013 and 2012 was $-0- in each year.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under these provisions, the Company does not pay federal and state income taxes on its income. The stockholder of the Company is liable for income taxes on the Company's taxable income. Accordingly, the Company does not record a provision for income taxes.

The Company adopted guidance issued by the FASB Accounting Standards Codification 740-10, Income Taxes on accounting for uncertainty in income taxes, which requires recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements.

This guidance requires an evaluation of tax positions taken (or expected to be taken) in the course of preparing the Company's tax returns to determine whether these positions meet a "more-likely-than-not" standard that, based on the technical merits, have a more than fifty percent likelihood of being sustained by a taxing authority upon examination. A tax position that meets the "more-likely-than-not" recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.

The federal and state income tax returns for the Company for 2010, 2011, 2012 and 2013 are subject to examination by respective taxing authorities generally for three years after they are filed.

If applicable, the Company recognizes interest and penalties related to the unrecognized tax benefits in expenses in the statement of operations.

These provisions require Company management to analyze all open tax years, as defined by the Statue of Limitations, for all major jurisdictions, including federal and certain state taxing authorities. As of and for the year ending December 31, 2013 and 2012, the Company did not have a liability for any unrecognized tax benefits. The Company has no examinations in progress and is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months.

B. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rules (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 and 2012, the Company had adjusted net capital of $6,189 and $7,404, respectively, which was $1,189 and $2,404 in excess of its required minimum dollar net capital of $5,000.

During 2013 the sole shareholder made a contribution to additional paid in capital totaling $2,635. He also made a loan to the Company in 2012 totaling $200. This loan amount was paid back during 2013 and was not considered in the calculation of net capital requirements in 2012.

C. SUBSEQUENT EVENTS

Subsequent events were evaluated through February 25, 2014, which is the date the financial statements were available to be issued. It was concluded that there were no events or transactions occurring during this period that required recognition or disclosure in the financial statements.

WALL STREET CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL

For the Years Ended December 31, 2013 and 2012

NET CAPITAL COMPUTATION:

Stockholders' Equity	$	6,189
Deductions and/or charges		
Total Stockholders' Equity Qualified for Net Capital		6,189
Less: Non-allowable Assets:		-
NET CAPITAL	$	6,189
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	-
Minimum Dollar Net Capital Required		5,000
Net Capital Requirement (Greater of the Above)		5,000
Excess Net Capital	$	1,189
Percentage of Aggregate Indebtedness to Net Capital		N/A
Percentage of Debt to Debt-Equity		N/A

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II (Unaudited)

FOCUS Report	$	6,189
Net audit adjustments		-
	$	6,189

WALL STREET CAPITAL CORPORATION
EXEMPTIVE PROVISION UNDER RULE 15c3-3
December 31, 2013

An exemption from Rule 15c3-3 is claimed as the broker-dealer does not hold customer funds or securities. All accounts are on a fully disclosed basis.

Therefore, the schedules of "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information Relating to Possession or Control Requirements Under Rules 15c3-3" are not applicable.


HOLT &
PATTERSON,

LLC
CERTIFIED
PUBLIC
ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Wall Street Capital Corporation

In planning and performing our audit of the financial statements of Wall Street Capital Corporation (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

250 CHESTERFIELD INDUSTRIAL BLVD.
CHESTERFIELD, MO 63005
PHONE 636/530-1040
FAX 636/530-1101

A *deficiency in internal controls* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.

However, we identified the following deficiencies in generally accepted accounting principles and procedures that we consider to be a significant deficiency, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 25, 2014.

Organizational Structure

The size of the Company's accounting and administrative staff precludes certain internal controls that would be preferred if the office staff were large enough to provide optimum segregation of duties. The president should continue to remain involved in the financial affairs of the Company in order to provide an overview of transactions and the internal control structure.

Internal Control Structure

We are required to give consideration to the Company's ability to prepare financial statements and related note disclosures, as well as the oversight of the financial reporting process by those charged with governance. The Company does not have in place controls that would assure the preparation of internal financial statements and related note disclosures in accordance with generally accepted accounting principles. The Company engages the independent auditors to draft the audited financial statements, derived from auditing the companies' internally prepared financial statements, and disclosures, as well as performing procedures to ensure that the disclosures are complete. Once drafted, the financial statements are submitted to the Company for review and approval. While this practice is common and practical, we must inform those charged with governance that this must be considered a significant deficiency in internal control since the financial statement preparation including the note disclosures cannot be performed in-house.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Holt & Patterson, LLC
Chesterfield, MO 63005
February 25, 2014

260 CHESTERFIELD INDUSTRIAL BLVD.

CHESTERFIELD, MO 63005

PHONE 636/530-1040

FAX 636/530-1101